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                           UNITED STATES OF AMERICA

                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION

______________________________________________
                                              :
              In the Matter of                :
                                              :
     AMERICAN ELECTRIC POWER COMPANY, INC.    :  CERTIFICATE OF
 AMERICAN ELECTRIC POWER SERVICE CORPORATION  :
              Columbus, Ohio                  :   NOTIFICATION
                                              :
                 (70-9181)                    :
  Public Utility Holding Company Act of 1935  :
______________________________________________:

      THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and its subsidiary AMERICAN ELECTRIC POWER SERVICE CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by, the Application or declaration herein, as amended, the order of the Securities and Exchange Commission with respect thereto, dated April 24, 1998, have carried out the transactions listed below:

1. American Electric Power Service Corporation entered into a Term Loan and Guaranty Agreement dated October 14, 1998 (the "Agreement") with Suntrust Bank, Central Florida, N.A. (the "Bank") and on October 14, 1998 borrowed $10,000,000 under the Agreement, evidenced by a promissory note of that date, payable October 14, 2003 at a fixed rate of 6.355% per annum.

      Payment of the promissory note was guaranteed by American Electric Power Company, Inc.

      A conformed copy of the note is attached as Exhibit A.


                        AMERICAN ELECTRIC POWER COMPANY, INC.
                        AMERICAN ELECTRIC POWER SERVICE CORPORATION



                        By:            /s/ A. A. Pena
                           A. A. Pena, Vice President and Treasurer

Dated:  January 6, 1999

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                                                                     EXHIBIT A
                                PROMISSORY NOTE

$10,000,000                                           Dated:  October 14, 1998

      FOR VALUE RECEIVED, the undersigned, AMERICAN ELECTRIC POWER SERVICE CORPORATION, a New York corporation (the "Company"), hereby promises to pay to the order of SUNTRUST BANK, CENTRAL FLORIDA, N.A. (the "Bank"), the principal sum of Ten Million Dollars ($10,000,000) on October 14, 2003 (the "Maturity Date"), together with interest on the principal amount remaining unpaid hereunder from time to time outstanding from the date hereof until said principal sum shall be paid in full, payable on the fourteenth day of each April and October during the term hereof and on the Maturity Date, at a rate of interest per annum equal at all times to 6.355% per annum (the "Fixed Rate"). Any amount of principal hereof which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the day when due until said principal amount is paid in full, payable on demand, at a rate of interest per annum equal at all times to one percent (1%) over the Fixed Rate. Interest shall be computed on the basis of a year consisting of 360 days (30-day months).

      Both principal and interest are payable in lawful money of the United States of America and in same day funds to the Bank at 200 S. Orange Avenue, Orlando, FL 32802.

      This Note evidences indebtedness incurred under a Term Loan and Guaranty Agreement dated as of October 14, 1998, between the Company, American Electric Power Company, Inc. and the Bank (the "Agreement"), as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof, including the unconditional guaranty of the amounts due hereunder by American Electric Power Company, Inc. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for the payment of a fee in the event of repayment of principal hereof prior to the Maturity Date hereof upon the terms and conditions therein specified.

                        AMERICAN ELECTRIC POWER SERVICE CORPORATION

                        By:
                                             Treasurer